Contact

www.linkedin.com/in/tim-white-bb118038 (LinkedIn)
www.theopesgroup.com (Company)

Top Skills

Public Speaking
Strategic Planning
Team Building

Tim White

Chairman & CEO of The Opes Group
Atlanta

Summary

Experienced Executive Chairman with a demonstrated history of working in the venture capital and private equity industry. Skilled in Finance, Budgeting, Entrepreneurship, Sales Management, Team Building, and Public Speaking. Strong business development professional with a Masters from Emory University and a Bachelor of Business Administration (B.B.A.) focused in Finance, from Florida Agricultural and Mechanical University.

Experience

PlayWatch, Inc.
CO-CEO & President of Business Operations
January 2020 - Present (2 years 7 months)

The Opes Holding Group
Chairman & CEO
July 2013 - Present (9 years 1 month)
Greater Atlanta Area

Private Equity Firm where I guide, plan, develop, organize, implement, direct and evaluate the organization's growth of executive management consulting services and manage company's investment portfolio fiscal function and performance. Direct development of the corporation's plans and programs as a strategic partner. Evaluate and advise on the impact of long range planning, introduction of new acquisitions/strategies and regulatory action. Oversee development of budgets, financial reports and financial trends in order to guide senior executives in performing their responsibilities and maintaining profitable growth.

CFM Beverage Marketing Group
CEO & President
January 2009 - July 2013 (4 years 7 months)
Greater Minneapolis-St. Paul Area

Develop and delivered on the vision and overall plans for institutions continual success. Delivered 70% increase in sales growth. Delivered revenue growth

of 215% in a sustainable manner within two years. Managed senior executive staff, financial operations and directed corporate financial planning and structure. Assessed risk to determine profitability and mitigate exposures. Developed & manage financial profitability & marketing plans. Delivered revenue growth of 215% in a sustainable manner within two years. Developed & negotiate relationships with some of the nation’s largest Fortune 500 companies. Oversaw all aspects of organization's policies, objectives and initiatives & supply chain. Managed short and long-term profitability growth of company. Located, hire and retain competent senior management staff to exceed company’s expectations.

Greystone & Co.

Commercial Real Estate
July 2006 - December 2008 (2 years 6 months)
Atlanta, Georgia

Bank of America

4 years 2 months

Commercial Real Estate
May 2005 - July 2006 (1 year 3 months)
Atlanta, Georgia

Middle Market Banking
June 2002 - May 2005 (3 years)
Tampa/St. Petersburg, Florida Area

Education

Emory University

Masters

Florida Agricultural and Mechanical University

Bachelor of Business Administration (B.B.A.), Finance, General